

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

DIVISION OF
CORPORATION FINANCE

Mail Stop 5546

June 30, 2006

Via Facsimile 81 3 5561 4328 and US Mail

Masahiro Sakane
President and CEO
2-3-6 Akasaka
Minato-ku
Tokyo 107-8414
Japan

> **Re:** **Komatsu Ltd.**
> **Form 20-F for the Fiscal Year Ended March 31, 2005**
> **Filed July 27, 2005**
> **Response letter dated May 30, 2006**
> **File No. 1-7239**

Dear Mr. Sakane:

We have reviewed your response letter dated May 30, 2006 and have the following comments. Please be as detailed as necessary in your response. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us whether any of your sales associated with Iran, Sudan and Syria involve the governments of those countries or entities controlled by their governments, including whether any of the various distributorships associated with sales of your products in those countries are owned, partially owned or controlled by the governments of those countries. If governmental entities are involved in your sales associated with Iran, Sudan or Syria, please expand your qualitative materiality analysis to address such facts. For example, if the governments are affiliated with distributorships, your expanded qualitative materiality analysis should address whether your contacts may be deemed to advance the countries' terrorist-sponsoring activities by contributing revenues to the governments.

2.   We note the supplemental materials delivered in connection with your May 30, 2006 letter. Please file these materials on Edgar. If you believe that the information is appropriately the subject of a confidential treatment request, you may file on Edgar a letter containing the

        non-confidential material and submit a written request for confidential treatment pursuant to Rule 83 of the Exchange Act of 1934.

        Please file your response letter on EDGAR. Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

        Sincerely,

        Cecilia D. Blye, Chief
Office of Global Security Risk

cc: Peggy Fisher
       Assistant Director
       Division of Corporation Finance